UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

Under the Securities Exchange Act of 1934

NOCOPI TECHNOLOGIES, INC.

(Name of Issuer) Common Stock, $.01 par value per share

(Title of Class of Securities)

655212207
(CUSIP Number)

Daniel B. Smoak

Smoak Capital Management, LLC

141 Traction St

Greenville, SC 29611 (864) 360-0384
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 4, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	655212207	Page 2 of 8
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Smoak Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO: Funds of Investment Partnership
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,252,494
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
3,252,494
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,252,494
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see(see INSTRUCTIONS) ☐
(SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.82%
14	TYPE OF REPORTING PERSON
IA

*Percentage calculated based on 67,495,044 shares of common stock, par value $.01 per share, outstanding as of November 9, 2021, as reported in the 10-Q of Nocopi Technologies, Inc., filed with the Securities and Exchange Commission on November 12, 2021.

SCHEDULE 13D

CUSIP No.	655212207	Page 3 of 8
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Smoak Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO: Funds of Investment Partnership
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,599,565
	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
1,599,565
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,599,565
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see(see INSTRUCTIONS) ☐
(SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.37%
14	TYPE OF REPORTING PERSON
PN

*Percentage calculated based on 67,495,044 shares of common stock, par value $.01 per share, outstanding as of November 9, 2021, as reported in the 10-Q of Nocopi Technologies, Inc., filed with the Securities and Exchange Commission on November 12, 2021.

SCHEDULE 13D

CUSIP No.	655212207	Page 4 of 8
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Daniel B. Smoak
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,652,929
	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
1,652,929
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,652,929
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see(see INSTRUCTIONS) ☐
(SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.45%
14	TYPE OF REPORTING PERSON
IN

*Percentage calculated based on 67,495,044 shares of common stock, par value $.01 per share, outstanding as of November 9, 2021, as reported in the 10-Q of Nocopi Technologies, Inc., filed with the Securities and Exchange Commission on November 12, 2021.

Explanatory Note

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed on July 9, 2021 by the Reporting Persons relating to the Common Stock of the Issuer. Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D. All references in the Schedule 13D and this Amendment to the “Statement” will be deemed to refer to the Schedule 13D as amended and supplemented by this Amendment.

Item 5.	Interest in Securities of the Issuer.

The following list sets forth the aggregate number and percentage (based on 67,495,044 shares of Common Stock outstanding as of November 9, 2021, as reported in the 10-Q of Nocopi Technologies, Inc., filed with the Securities and Exchange Commission on November 12, 2021) of outstanding shares of Common Stock owned beneficially by the Reporting Persons.

Name	No. of Shares	Percent of Class

Smoak Capital LP (1)	1,599,565	2.37%

Daniel Smoak (2)	1,652,929	2.45%

Total	3,252,494	4.82%

(1) These shares are owned by SCLP, an investment partnership, for which SCM is Managing Member, and acts as the discretionary portfolio manager.

(2) These shares are owned by Mr. Smoak in his individual capacity.

The following table sets forth all transactions with respect to the Common Stock effected in the last 60 days by or on behalf of the Reporting Persons.

Reporting Person	Transaction Date	Shares	Buy/Sell	Price Per Share

Smoak Capital Management, LLC	1/4/22	995	Sell	0.165

Smoak Capital Management, LLC	1/4/22	19,005	Sell	0.165

Smoak Capital Management, LLC	1/4/22	5,206	Sell	0.165

Smoak Capital Management, LLC	1/4/22	360	Sell	0.17

Smoak Capital Management, LLC	1/4/22	7,000	Sell	0.165

Smoak Capital Management, LLC	1/13/22	4,600	Sell	0.173

Smoak Capital Management, LLC	1/24/22	12,700	Sell	0.145

Smoak Capital Management, LLC	1/26/22	20,000	Sell	0.1485

Smoak Capital Management, LLC	2/03/22	5,000	Sell	0.155

Smoak Capital Management, LLC	2/03/22	15,000	Sell	0.155

Smoak Capital Management, LLC	2/03/22	21,000	Sell	0.156

Smoak Capital Management, LLC	2/03/22	9,300	Sell	0.155

Smoak Capital Management, LLC	2/03/22	5,000	Sell	0.155

Smoak Capital Management, LLC	2/03/22	10,000	Sell	0.157

Smoak Capital Management, LLC	2/04/22	5,000	Sell	0.1738

Smoak Capital Management, LLC	2/04/22	10,000	Sell	0.1738

Smoak Capital Management, LLC	2/04/22	5,000	Sell	0.17

Smoak Capital Management, LLC	2/04/22	2,513	Sell	0.17

Smoak Capital Management, LLC	2/04/22	2,487	Sell	0.17

Smoak Capital Management, LLC	2/04/22	5,000	Sell	0.17

Smoak Capital Management, LLC	2/04/22	15,000	Sell	0.177

Smoak Capital Management, LLC	2/04/22	10,000	Sell	0.172

Smoak Capital Management, LLC	2/04/22	5,000	Sell	0.172

Smoak Capital Management, LLC	2/04/22	5,000	Sell	0.172

Smoak Capital Management, LLC	2/04/22	10,000	Sell	0.172

Smoak Capital Management, LLC	2/04/22	5,000	Sell	0.172

Smoak Capital Management, LLC	2/04/22	20,000	Sell	0.172

Smoak Capital Management, LLC	2/04/22	10,000	Sell	0.175

Smoak Capital Management, LLC	2/04/22	5,000	Sell	0.175

Smoak Capital Management, LLC	2/07/22	7,500	Sell	0.182

Smoak Capital Management, LLC	2/07/22	10,500	Sell	0.182

Smoak Capital Management, LLC	2/07/22	1,000	Sell	0.189

Total		269,166

Signatures

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: 02/07/2022	COMPANY NAME

	By:	/s/ Daniel B. Smoak
	Name	Daniel B. Smoak
	Title	Managing Member